SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential PLC

6 April 2020

Filing of a preliminary prospectus supplement in relation to the U.S. Registered Shelf Facility of Prudential PLC (the "Company")

The Company has today filed a preliminary supplement with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(3) of the U.S. Securities Act of 1933, as amended (the "Preliminary Supplement").  The Preliminary Supplement supplements the base prospectus issued by the Company on 10 August 2017 in relation to the Company's U.S. Registered Shelf Facility (the "Prospectus").

A copy of the Preliminary Supplement will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Enquiries to:

Media:		Investors/Analysts:
Tom Willetts	+44 (0)20 3977 9760	Patrick Bowes William Elderkin	+44 (0)20 3977 9702 +44 (0)20 3977 9215
DISCLAIMER

Please note that the information contained in the Prospectus and the Preliminary Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus and the Preliminary Supplement) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Preliminary Supplement is not addressed.  Prior to relying on the information contained in the Prospectus and the Preliminary Supplement you must ascertain from the Prospectus and the Preliminary Supplement whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 April 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer